Exhibit 12.1

Volcano Corporation

Computation of Earnings to Fixed Charges Ratio

(Unaudited—in thousands)

	Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings (losses)
Income (loss) before income taxes	$18,103	$7,327	$(27,767)	$(13,085)	$(26,052)
Fixed charges	10,269	4,330	1,895	1,208	996
Less: capitalized interest	1,190	—	—	—	—

Total	27,182	11,657	(25,872)	(11,877)	(25,056)

Fixed Charges
Interest expense on indebtedness and amortization of deferred financing costs	$7,980	$2,192	$5	$113	$199
Interest component of rentals (1)	2,289	2,138	1,890	1,095	797

Total	10,269	4,330	1,895	1,208	996

Ratio of earnings to fixed charges	2.65	2.69	(13.65)	(9.83)	(25.16)
Excess (deficiency) of earnings available to cover fixed charges	$16,913	$7,327	$(27,767)	$(13,085)	$(26,052)

(1)	Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest and amortization of discount related to indebtedness.